Mail Stop 3561

April 27, 2007

C. Gregory Harper
President and Chief Executive Officer
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

> **Re:** **Spectra Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Filed March 30, 2007**
> **File No. 333-141687**

Dear Mr. Harper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with copies of the graphics that you intend to include in the prospectus. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork or graphics.

Summary, page 1

3. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K. Please remove the "Our Organic Growth Initiatives," "Business Strategies" and "Competitive Strengths" sections from the summary since they also appear in the Business section in a lengthier format.

4. Please substantiate or delete the promotional statements appearing in this section and throughout your prospectus. We note the following examples:

   - …Duke Energy, became a stand-alone publicly traded company in January 2007 and is one of the largest operators of natural gas pipelines and storage facilities in North America.

   - …our high-quality assets have been well maintained.

   - In addition, Spectra Energy is one of the largest operators of natural gas storage in North America….

   If you provide us with materials in support of these and similar statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for each statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

5. We note your use of technical or industry-specific terms and phrases, including "MMcf/d," "Bcfe," "MMcfe/d," "net wells," throughput," etc. Please revise to define all technical or industry-specific terms the first time they appear, in this section and throughout your filing.

Principal Executive Offices and Internet Address, page 9

6. We note your disclosure indicating that your website is located at www.spectraenergypartners.com. As your website does not appear to be completed, please briefly disclose when you expect your website to be fully functioning.

The Offering, page 10

7. Please identify the subsidiary of Spectra Energy whom you reference as a selling shareholder in this offering.

8. Please clarify the nature of the structuring fee and specify the amount you will pay.

9. In your discussion that appears under "Limited voting rights," you indicate that, upon consummation of this offering, your general partner and its affiliate will own an aggregate of approximately 81.3% of your common and subordinated units. Your discussion on page 40, however, would seem to indicate that your general partner and its affiliate will own an aggregate of approximately 72.2% of your common and subordinated units after the offering and 81.3% at the end of the subordination period. Please reconcile. In this regard, if the percentage owned by your general partner and its affiliate will exceed 80%, disclose whether you expect them to exercise their limited call right in the near future.

Risk Factors, page 22

10. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, we note the following risk factors:

- Our partnership status may be a disadvantage to us…,   page 25.

- Any significant decrease in supplies of natural gas…, page 26.

- The amount of cash we have available for distribution…, page 29.

Please revise these and similar risk factors as appropriate.

11. The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

- If we do not complete expansion projects or make and integrate acquisitions…, page 29.

- Our operations are subject to operational hazards…, page 31.

- There is no existing market for our common units…, page 41.

Please revise accordingly.

Capitalization, page 46

12. Please revise your disclosure to exclude the cash and long-term investment amounts from your capitalization table. You may include a supplemental tabular footnote or reference to the discussion of liquidity and capital resources in your filing.

Cash Distribution Policy and Restrictions on Distributions, page 49

13. Please include in this section a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.

14. Please revise your disclosure on page 50 to further explain how increases in operating or general and administrative expenses, principal and interest payments on your outstanding debt, tax expenses, working capital requirements and anticipated cash needs will affect your ability to pay distributions to unit-holders.

Our Initial Distribution Rate, page 50

15. You disclose on page 51 that the exercise of the underwriters' option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate because if the option is exercised, an equivalent number of common units will be redeemed. Please clarify and disclose from whom the units will be redeemed, as we request above, and whether cash will be required to redeem the shares and, if so, if you plan to use the proceeds from the underwriters' option to redeem the shares.

Provisions of Our Partnership Agreement Relating to Cash Distributions, page 65

16. Please revise your disclosure in this section to state the amount you "will" distribute to the holders of common units and subordinated units rather than what you "intend" to pay.

Selected Historical and Pro Forma Financial and Operating Data, page 76

17. Please revise the heading of the tabular disclosure, on this page and throughout the filing, to describe the predecessor financial information as combined. We also refer you to page 16.

18. Please revise the presentations of pro forma net income per unit for revisions to earnings per unit reflected in the unaudited pro forma combined statement of operations, as applicable. We also refer you to page 16.

Management's Discussion and Analysis, page 83

19. Please discuss in greater detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350. For example, we note disclosure indicating that your business is particularly sensitive to the price of natural gas. Please discuss any strategies that you utilize to protect from an increase or decrease in the price of natural gas.

Liquidity and Capital Resources, page 92

20. Please discuss the anticipated effects, if any, the public offering and the expected cash distribution will have on future compliance with financial covenants under your anticipated credit facilities.

Total Contractual Cash Obligations, page 95

21. We would expect the table of contractual obligations to focus on all known material events that cause future operating results or financial conditions to be different from reported financial information. Please revise the table or include a supplemental note that discusses the imminent borrowing of $175 million under the credit facility, potential borrowings related to the underwriter's option to buy common units and the estimable contractual payments under the omnibus agreement with Spectra Energy, Corp. and its affiliates. To the extent that amounts are not estimable, please disclose this accordingly. See the instructions to Item 303(a) of Regulation S-X.

Business, page 99

Business Strategies, page 100

22. We note your indication that you intend to expand your customer base and sources of natural gas supply. Please elaborate upon how you intend to execute upon this business strategy. Specifically, tell us how you anticipate that LNG will

become another significant source of supply.

23. We refer you to the disclosure under "Growing through strategic and accretive acquisitions…" appearing on page 101. Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if note are currently under consideration, please state this.

Competitive Strengths, page 101

24. Please revise this disclosure to provide a presentation of your competitive weaknesses so as to balance out your discussion of your competitive strengths.

Industry Overview, page 103

25. Please provide us with the sources of the statistical and industry information you cite throughout this section. In particular, we note the disclosure beginning on page 103 related to the natural gas industry. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Gulfstream Competition, page 112

26. We note the competitive factors affecting your operations include the quantity, location and physical flow characteristics of interconnected pipelines, the ability to offer service from multiple storage locations, and the cost of service and rates offered by competitors. It would appear that your competitors would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 124

Compensation Discussion and Analysis, page 126

27. You mention that your reimbursement for the compensation of executive officers is governed by the omnibus agreement and will generally be based on time allocated during a period to you and Spectra Energy. Revise to disclose in the form of a percentage how much time you would expect such persons to devote to

you as compared to Spectra.

Validity of Common Units, page 167

28. Please specify the "certain legal matters" in connection with the common units that will be passed upon by Baker Botts L.L.P.

Selling Unitholder, page 174

29. Please revise to clearly identify Spectra Energy Partners MLP LP, LLC as an underwriter in the event the over-allotment option is exercised or, if you disagree, tell us why.

Index to Financial Statements, page F-1

30. Please remember to update your audited financial statements as appropriate. We note you are required to include unaudited interim financial statements as of March 31, 2007 on or after May 10, 2007. We remind you to provide updated accountant's consents as well.

Spectra Energy Partners LP, Unaudited Pro Forma Combined Balance Sheets, page F-5

31. Please advise or parenthetically describe and disclose the cumulative participation rights of the common units. See paragraph 2.a of SFAS No. 129.

32. Please advise or revise the description for the subordinated units to include the contingently convertible feature. We refer you to the disclosure on page 12. We would view the units to be financial instruments issued in the form of shares, as discussed in Rule 5-02.30 of Regulation S-X.

33. Please tell us and disclose how you present the receivables from Spectra Energy Corp. and Spectra Energy Partners (DE) GP, LP. See SAB Topic 4.G.

Combined Statement of Operations

34. Please present, or separately disclose, interest income and expense on a gross basis. We refer you to the table on page 16 which describes this amount as net. See Rule 5-03.(b)(8) of Regulation S-X. Please also revise the financial statement presentations for the predecessor entity and equity method investees, as applicable.

35. Please tell us how the current presentation of net income per partnership unit calculates the distributions from available cash during the subordination period, as

required by the partnership agreement. For example, if we allocate pro forma combined net income according to the guidelines disclosed on page 68 we would expect both general and common unit holders to receive the annual "minimum distribution" of $1.30 per unit, or approximately $55,333,057. We then expect the remaining $8,737,943 of net income to be distributed between the general partner and subordinated unit holders since there were no common unit arrearages. This results in net income per unit of approximately $2.60, $1.30 and $0.35 for general, common and subordinated partners, respectively, and would require separate presentations for the three partnership classes. See SAB Topic 4.F. and EITF 03-6. Please advise ore revise your presentation and disclosures accordingly.

36. Please advise or revise to disclose pro forma adjustments for the estimated $5.5 million of additional administrative costs for public entities and the estimated costs to be incurred under the omnibus agreement with Spectra Energy Corp. and its affiliates.

Notes to Combined Financial Statements

37. Please tell us if you are required to include footnote disclosure about significant restrictions, if any, which may impact the ability of Gulf Stream Natural Gas System, LLC or Market Hub Partners Holding, LLC to pay distributions to the partnership. See SAB Topic 6.K.2. In your response, please include the results of the threshold computations described in the SAB to support your conclusion.

Spectra Energy Partners Predecessor, page F-10

Notes to Combined Financial Statements, page F-14

38. Please advise or include a policy note and related disclosures for the accounting treatment and presentation of cash flow hedges. We refer you to the reclassification into earnings presented in the statement of parent net equity.

11. Debt, page F-31

39. We note the disclosure on page 32 indicating that you intend to enter into a $500 million credit facility. Please revise all forward-looking disclosures to state you have entered into the credit facility if and when you file an exhibit 10.1 in your amended filing.   If you do not execute the agreement, please tell us how you satisfied the requirement to enter into a financing agreement to give you the ability to refinance the East Tennessee notes and continue to classify the notes as long-term, as applicable. See paragraph 11.b. of SFAS No. 6 and EITF D-23. Please also revise the disclosure on page F-31 to state the partnership has the intent and ability to refinance the Tennessee notes.

Exhibits

40. Please file all required exhibits, including the form of underwriting agreement and the legal and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

                                                            Sincerely,

                                                            H. Christopher Owings
                                                            Assistant Director

cc: David P. Oelman, Esq.
       Vinson & Elkins L.L.P.
       Fax: (713) 758-2346